EXHIBIT 99.14
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                                     OhioEPA
                  State of Ohio Environmental Protection Agency

STREET ADDRESS                      Central District Office                     MAILING ADDRESS
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3232 Alum Creek Drive      TELE: (614) 728-3778 FAX: (614) 725-3888             P.O. Box 1049
Columbus, Ohio 43207-3417                                             Columbus, Ohio 43216-1049
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Mr. Michael Nicks, Esq.
Johnstown Law Director                                           October 7, 2003
P0 Box 356
Johnstown, OH 43031

Dear Sir

On September 25, I accompanied members of the Johnstown Police and Monroe Township Fire Department on an inspection of the Bigmar, Inc. facility on Sportsman's Club Road, The purpose of the Inspection was to determine if any materials in the building pose a potential threat either to the public or emergency responders. During the Inspection I noted a number of chemicals were stored in several rooms. Some of these chemicals are hazardous if they are not handled with care or are spilled. Also present were some materials that could not he identified by the information on the containers. In addition, there were numerous boxes of small vials and other containers of drugs.

Among the chemicals in the building were acetone and acetonitrile, both of which are extremely flammable. Spilled acetone can generate vapors that can explode if an ignition source, such as a pilot light or spark, is present. Acetonitrile vapors are very irritating and the liquid can be toxic by skin absorption. There was also a container of 30% hydrogen peroxide, a strong oxidizer that can react violently with Iron to release oxygen or can form explosive mixtures with organics.

There were several containers of strong acids, such as nitric, hydrochloric, and acetic. There were also strong bases such as sodium hydroxide. Both the acids and bases can cause severe skin burns or they can react with other materials and release toxic or irritating gases. Vapors escaping from the containers can damage electrical wiring and may increase the likelihood of an electrical fire. The vapors can also damage other nearby chemical containers or react with their contents.

Some of the containers had hand lettered labels that identified them as containing some type of reagent or buffer. The nature of the materials in these containers could not be determined without either testing them or having an index of the tests for which they were used. Since the labels were on acetone and acetonitrile bottles, there is a good chance those chemicals are used in the mixtures.

Three containers had labels that indicated they contained cytotoxins. The labels were hand lettered and did not indicate the type of cytotoxin or its concentration. Cytotoxins are potentially the most potent poisons known. They include botullnum toxin, ricin, and other toxins. Some cytotoxins can cause death from injecting or ingesting tiny amounts. If these containers were removed from the building, I would be extremely concerned about who might have taken them and the knowledge those people have of the potential hazard of the contents. Many cytotoxins have no antidote and they have been cited as potential weapons of mass destruction.

The drugs in the building are Food and Drug Administration (FDA) approved chemotherapy pharmaceuticals. They do not pose a hazard from chemical properties such as flammability, but they could possibly be stolen and passed as medical narcotics or sold on the black market.

                              Bob Taft, Governor
                           Christopher Jones, Director

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Mr. Michael Nicks, Esq.
Bigmar, Inc.
October 7, 2003
Page 2

The drugs are not stored for use; they are samples being held per FDA regulations. The availability of these drugs for treatment of cancer patients may be jeopardized if the stored samples in the Bigmar building are lost or damaged. The drugs are not secure and the climate control system in the storage areas may not be working.

While some of the chemicals stored in the building pose a distinct threat to emergency responders, the greater potential harm to the public is related to the loss of use of the chemotherapy drugs. This could happen if the FDA is forced to withdraw approval of the drugs due to loss of the stored samples.

My recommendation for emergency responders and police is that they use extreme caution in case of any unusual event at the Bigmar facility. Police especially should not enter the building if a break-in is discovered. Instead they should remain outside and isolate the building until properly equipped chemical responders arrive. If they suspect someone is inside, I recommend they use loudspeakers to advise the intruders that the building is dangerous and to come out. My concern is vandals or burglars might break acetone or acetonitrile containers. If this happens the building could fill with flammable vapors that could ignite if a light switch is thrown.

A fire in the building is not the most hazardous event as the dangerous chemicals are present in relatively small quantities. If exposed to fire, the flammable liquid containers will almost certainly rupture and burn. However, they are not likely to explode without the vapors being able to spread and mix with air first. The corrosive liquids will contribute only a small amount of additional gasses to smoke that already is filled with similar gasses from burning plastic. The cytotoxins will be destroyed if they are consumed in a fire, but will be a great concern if a fire merely damages the containers.

Fire fighters can use water to effectively fight a fire in the building, but should be careful to use SCBAs during all operations, including overhaul. I also recommend a careful decontamination of personnel and equipment be done at the scene before fire fighters return to their station. Detergent and water will be sufficient for this.

I hope this information is helpful in planning a safe response to emergencies at the facility by Johnstown police and fire fighters. If I can assist in any way, please feel free to contact me at my office, 614-728-3823, or by cellular phone, 614-361-9030.

Sincerely

/s/ Michael Dalton
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Michael Dalton
Emergency Response On-Scene Coordinator
Ohio EPA Central District Office

cc:  James P. Walter, Attorney at Law
     Jeff Walker, Licking County EMA
     Kevin Clouse, Ohio EPA SIU
     Ken Schultz, Ohio EPA DERR